May 18, 2005

BY EDGAR AND BY FACSIMILE

Celeste Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
100 F Street
Securities and Exchange Commission
Washington, D.C. 20549

Mayer, Brown, Rowe & Maw LLP
350 South Grand Avenue
25th Floor
Los Angeles, California 90071-1503

Main Tel (213) 229-9500
Main Fax (213) 625-0248
www.mayerbrownrowe.com

James R. Walther
Direct Tel (213) 229-9597
Direct Fax (213) 576-8153
jwalther@mayerbrownrowe.com

Re:	Calprop Corporation
Schedule 14D-9—File No. 005-08357, filed March 25, 2005
Schedule 13E-3—File No. 005-08357, filed March 25, 2005
Combined Schedule TO-T and Schedule 13E-3
—File No. 005-08357, filed March 25, 2005

Dear Ms. Murphy:

     We are writing on behalf of NewCal Corporation (the “Purchaser”) and Messrs. Zaccaglin and Curci in response to the comments relating to the above-referenced Schedule 14D-9, Schedule 13E-3 and Schedule TO-T, all relating to Calprop Corporation (“Calprop”), contained in your comment letter dated May 9, 2005.

     The numbered responses below correspond to the numbering in your letter.

     The Purchaser has received tenders of 1,360,475 shares of Calprop common stock as of May 18, 2005, representing 82.8% of all of the publicly held Calprop shares and constituting satisfaction of the Minimum Conditions stated in the Offer. The Purchaser desires to close the Offer and purchase all tendered shares as soon as possible. For this reason, we request that you review the responses to your comments and proposed Supplement to the Offer to Purchase (the “Supplement”) that are set forth in and included with this letter prior to Purchaser’s filing of revised materials with the Commission and that you telephone the undersigned to confirm whether you have any additional comments at your earliest convenience.

     Schedule TO

     Will this tender offer be followed by a merger if all the Calprop Shares are not tendered in response to the Offer? Page 5

Berlin Brussels Charlotte Chicago Cologne Frankfurt Houston London Los Angeles New York Palo Alto Paris Washington, D.C.
Independent Mexico City Correspondent: Jauregui, Navarrete y Nader, S.C.

     Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above. 28643715.2 18-May-05 20:09 04320241

Securities and Exchange Commission
May 18, 2005

     Comment 1:

     We propose to set forth a specific statement in the Supplement that the Purchaser has not placed any conditions on completing the Merger, other than completion of the Offer on the terms and conditions stated in the Offer to Purchase. The statement is set forth in paragraph 2 of the Supplement.

     Comment 2:

     The name of the stockholder contacted by the Committee is Morris Plotkin. He has not had any relationship with the Company or its affiliates other than his stock ownership in Calprop and the fact that he is a stockbroker some of whose clients have also invested in Calprop. Calprop has no agreement with Mr. Plotkin concerning whether he will recommend that anyone tender Calprop shares in response to the Offer.

     Comment 3:

     In response to this comment we propose to make the statement set forth in paragraph 3 of the Supplement.

     Fairness Opinion of Duff & Phelps, page 25

     Comment 4:

     Mr. Nierodzik, who was a member of the Special Directors Committee, was provided a copy of the Wilshire Consultants report in his capacity as chief accounting officer of Calprop. Mr. Glaser, the only other member of the Calprop board of directors other than Mr. Zaccaglin, did not receive a copy of the Wilshire Consultants report. Mr. Nierodzik has informed us that he did not consider the Wilshire Consultants report to be relevant to the fairness determination of the Committee and did not rely on it to any extent in determining whether to proceed with the going private transaction or with his determination of the fairness thereof.

The Tender Offer
Acceptance for Payment and Payment of Calprop Shares, page 53

     Comment 5:

     Our prior response letter incorrectly referred to a conforming change in response to Comment 5. It should have stated that, as we understood this comment, we believed that the cited disclosure in the Offer to Purchase (in the second full paragraph on page 52) already contained the substance of the requested disclosure. If you disagree, we would propose to make the statement indicated in paragraph 4 of the enclosed draft of the Supplement.

Securities and Exchange Commission
May 18, 2005

     If you have any questions regarding the above responses to your comments, please telephone the undersigned at (213) 229-9597 at your earliest convenience.

Very truly yours,

James R. Walther

Enclosures

cc:	Victor Zaccaglin
Henry Nierodzik
John Curci, Sr.
Adam Cohen